INVEST IN **NORBERT HEALTH**

A groundbreaking device that measures all essential vital signs without contact


norbert
health
Contactless
Automated
Health Sensing

norberthealth.com New York

LEAD INVESTOR



Saeju Jeong CEO and Co-Founder of Noom

Nobert Health uses cutting edge AI for a trio of vision, infrared and radar sensors to gather the vital signs of patients magically. Their approach is brilliant, makes critical biomarkers easy to access for physicians and nurses, and daily use for patients. Physicians can't wait to adopt this type of innovative technology and our aging society needs ways to measure the key biomarkers to monitor the health of people on a daily basis. I believe that the opportunity for Nobert Health's growth is tremendous. I witnessed Alexandre's (cofounder, CEO)'s incredible entrepreneurial journey in the past 10 years. I trust his ability to lead and build the company. Alexandre is a true A+ entrepreneur!

Invested $50,000 this round

Highlights

1. Repeat tech entrepreneur built a device and AI to measure all vitals signs in 30s, medical accuracy.
2. Combination of radar, infrared and advanced camera make it possible to measure all vitals accurately
3. Clinical trials for certification in progress - target FDA approval date is Q4 2023 (not guaranteed)
4. Ongoing pilots with major healthcare players like Northwell, NYU, Duke, Vivalto, SOS, Weill-Cornell
5. Saeju Jeong, founder of Noom, invested and is a board member. $8M raised from top tier VCs, angels
6. $265Bn worth of Medicare costs are moving to home care - and need automated vitals scanning devices!
7. Manufacturing devices with major contract manufacturer in Q4 2023 in Europe
8. 6 patents and De-Novo applications protect a unique and advanced AI and hardware technology

Our Team



Alexandre Winter CEO & Co-Founder

A pioneer researcher in AI, Alex founded and exited two tech startups. LTU technologies built the first image based search engine and was acquired by a Japanese public company. Placemeter was a raised 10m from NEA and Qualcomm and was sold to Netgear.



Ahmad Gaber Chief Commercial Officer

Started three companies in Healthcare, lead innovation strategy at Premier, one of the largest healthcare providers in the USA



Thomas Rosenblatt Chief Technology Officer

Software architect at Meta, led backend at Netatmo



John Backer VP of Operations

Led hardware and manufacturing at Tasso, long and deep expertise in medical hardware, manufacturing, QMS, regulatory and supply chain



Xin He Chief Medical Officer

Graduate of Yale and MIT with experience designing, running and publishing clinical studies. Practicing physician and Director of Endocrinology Department at Signature Healthcare outside Boston.

Measuring vital signs without contact


norbert health
Contactless
Automated
Health Sensing
WeFunder Pitch
2023

Healthcare is undergoing rapid and massive changes - and needs new tools fast.

Nurses are burning out in large numbers and need tools to take some work off of their plates.

Healthcare is rapidly moving from clinics and hospitals into the home - we need easy and patient-friendly tools to make this transition smooth.


46%
nursing jobs shortage
13m out of 28m in 2030
$265bn
medicare costs shifting
to the home 2027
need new tools
norbert health


Taking vital signs is ...
norbert health
bulky
time consuming
not easy for people


Meet Norbert !
norbert health
Temperature
Pulse Rate
Spo2
Respiratory Rate
Pulse Wave Velocity
Blood pressure
Secure & EHR compliant
Plug'n Play
Nothing to touch, clean or sanitize
Just be within 3ft of the device for 30 seconds
4



Just look Norbert in the eyes for 15 to 30 seconds, and Norbert will measure your SpO2, pulse rate, temperature, blood pressure and respiratory rate. Nothing to do. Can't do it wrong!


How it works...

Norbert is tested and piloted in multiple clinics and hospitals these days, mostly to automate vital signs scanning and optimize the patient's journey, as well as take some workload off of nursing staff.


At the hospital
it's plug-and-play!


Norbert for Healthcare Facilities
norbert health
Time Saving & Automation across consultation rooms, ER Check-ins and Patient Rooms
6m 30s
time for vital signs collection with standard interruptions(I)
17s
Time needed with Norbert
✔ AUTOMATE & SPEED-UP VITAL SIGNS COLLECTION
✔ FREE UP VALUABLE TIME FOR NURSING STAFF
✔ INTEROPERABILITY WITH EMR
✔ NO CONTACTS - AVOID CONTAMINATION
✔ TRIAGE EARLY - IMPROVE PATIENT OUTCOME
9

Norbert is also tested and piloted in homes, to monitor patients post discharge. A simple app will remind patients to take their vitals on a regular basis. Doctors will be notified if some vitals deviate from the norm, and can act remotely to keep small problems small.


Reliable
Missed it?
Norbert will call again!


Norbert at Home
norbert health
✔ Fully automated, easy for patients - reliable data
✔ Smart patient app helps patients remember to check-in
✔ Alerting rules to notify caregivers of any change / deterioration
92 Spo2
120 HR
38C temp
Change medication remotely
98 Spo2
usual HR
37C temp
Reliable and comfortable remote patient monitoring
Acute post discharge or chronic care
Better outcome, fewer readmissions, lower cost
12


Pricing
norbert health


$299
Hardware
$49/month
Software as a Service
13


Technology
RGB Camera
Heart, Pleth, SpO2
Thermal Camera
Temperature
mmWave radar
Breathing, PWV
On-board AI
Signal Processing, ML, DL
8 patents, main IP
Wifi + BLE
Integrations, Dashboards
Multiple sensors
Unique AI stack
Low level sensor control
Medical grade


Certification and Manufacturing in Q4
norbert health
Q4 2023 - Q1 2024
FDA
CERTIFIED
Heart Rate
Temperature
Spo2
Q1 2024 - Q2 2024
EU-MDR
CERTIFIED
Heart Rate
Temperature
Spo2
Q3 2024
FDA EU-MDR
CERTIFIED
Blood Pressure
Breathing rate
PWV
Celestica
Celestica is a tier 1 manufacturer, leader in medical devices
We signed our manufacturing agreement, net 30 terms
1st batch of 5000 devices in 10/23 from a factory in Romania

Forward-looking projections cannot be guaranteed.


Partners and pilots
norbert health
GROUPE SOS
Accuracy and usability study
VIVALTO SANTÉ
90 hospitals in Europe
User satisfaction study
The Royal Melbourne Hospital
Post discharge usability study
In clinic accuracy study
ChristianaCare
MEDRITE
Weill Cornell Medicine
and more!
Bealy
Northwell Health
Pulse Rate and Temperature clinical accuracy study
DukeHealth
SpO2 clinical accuracy
NYU Langone Health
SpO2 real world study
16


Financing strategy
norbert health
note closing June 2023
Series A closing Q1 2024
$4.5M SAFE note
72% committed
$35m cap
20% discount
Offers runway until Q2'24
Prepare to ship product!
Series A milestones
FDA cleared product
6 successful pilots
1000 device pre-orders
5000 devices made
Ready to scale!
Series A use of funds
Build/ship 10,000's device
$10M+ ARR bookings
Scale up!
HCVC LDV serena
$8M VC investment in two rounds 2019 and 2021
18

Forward-looking projections cannot be guaranteed. Only $1.235M is being solicited through this Wefunder offering.


Alex Winter, PhD
CEO
Computer vision / AI pioneer
Repeat AI / tech entrepreneur
Ahmad Gaber
Chief Commercial Officer
Marketing, sales, strategy
Health tech entrepreneur
John Backer
VP of Ops
Manufacturing, hardware
25+ yr experience in hardware ops
Dr. Sebastien Briey
Dr. Matthew Williams
Dr. Xin He
CMO
CTO
Hardware
AI
Andrew Litt
Executive advisor
Benjamin Griveaux
Executive advisor
17 full time employees
in NYC and Paris
$8M VC investment in two rounds
HCVC LDV CAPITAL serena
norbert health


A unique player on a massive opportunity
norbert health
- Contactless full vitals: SpO2, BP, Temperature, HR and more, 20 secs
- Radar, camera, thermal sensor and a proprietary stack of AI
- Aiming at medical grade accuracy on all vital signs
- Go to market in Q4 23: FDA clearance and manufacturing in place
- Protected IP - several patents pending, two de-novo FDA applications
- Raising funding to accelerate go to market and scale
19

Forward-looking projections cannot be guaranteed.

Norbert is ready to scale fast - certification is going well and we signed an agreement with a tier one contract manufacturer. The plan is to put devices on the market in Q4 2023 and start growing fast! If all goes well, our plans take us to **$5m ARR in Q1 2024** (*.

Forward-looking projections cannot be guaranteed.


We are ready to make all vitals devices obsolete
norbert health
$11Bn
US market 2028
Baxter
Hillrom | Welch Allyn
$3Bn revenue 2022
Masimo
$2Bn revenue 2022
OMRON
$7Bn revenue 2022
20

Forward-looking projections cannot be guaranteed.


the future of health
www.norbert.health
info@norberthealth.com
norbert health